SUB-ITEM 77 C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders of Federated Inst itutional Trust, (the "Trust"), was held on October 28, 2013. On August 29, 2013, the record d ate for shareholders voting at the meeting, there were 416,438,358.400 total outstanding share s of the Trust.

The following item was considered by shareholders o f the Trust and the results of their voting were as follows:
AGENDA ITEM
Proposal to elect certain Trustees of the Trust.1
Name

For

Withheld
John T. Collins

317,267,870.567

1,958,091.504
Maureen Lally-Green

317,629,480.587

1,596,481.484
Thomas M. O'Neill

317,244,393.151

1,981,568.920
P. Jerome Richey

317,257,240.038

1,968,722.033
1	The following Trustees continued their terms:
John F. Donahue, Maureen Lally-Green (having been previ ously appointed by the Board),
Peter F. Madden, Charles F. Mansfield, Jr., Thomas M. O
'Neill (having been previously appointed by the Board), and John S. Walsh.